EXHIBIT 3.4

ASHFORD INC.
CERTIFICATE OF CORRECTION
Ashford Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST:        The title of the document being corrected hereby is the Articles Supplementary. The Articles Supplementary created a new class of 8,120,000 shares of Series B Convertible Preferred Stock.
SECOND:    The name of the corporation, as it appeared in the Articles Supplementary, was Ashford Inc. (f/k/a Ashford Holding Corp.). The Articles Supplementary were signed by Deric S. Eubanks in his capacity as Chief Financial Officer, for and on behalf of the Corporation and were attested to by Chris Peckham, in his capacity as Assistant Secretary.
THIRD:    The Articles Supplementary to be corrected hereby were filed and accepted for record on August 8, 2018 at 10:54 a.m. (Eastern Daylight Time) and with a delayed effective time on that date of 6:02 p.m. (Eastern Daylight Time).
FOURTH:    As previously filed, the first paragraph of ARTICLE FIRST of the Articles Supplementary reads as follows:
FIRST: Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article VI of the Corporation's charter (the "Charter"), the Board of Directors (the "Board"), by resolutions duly adopted on August 8, 2018, classified and designated 8,120,000 shares of the authorized but unissued preferred stock of the Corporation, par value $25.00 per share ("Preferred Stock"), as a single class of Series B Convertible Preferred Stock, par value $25.00 per share (the "Series B Convertible Preferred Stock"), with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption:
FIFTH:    The Articles Supplementary contained an error in that the par value of the Preferred Stock and the Series B Convertible Preferred Stock was not correctly stated. The par value of the Preferred Stock of the Corporation, as set forth in the charter of the Corporation, including the Articles of Amendment and Restatement filed and accepted for record on August 6, 2018 was $0.01 per share. As corrected, the first paragraph of ARTICLE FIRST of the Articles Supplementary will read in its entirety as follows:

FIRST: Under a power contained in Section 2-208 of the Maryland
General Corporation Law and Article VI of the Corporation's charter (the "Charter"), the Board of Directors (the "Board"), by resolutions duly adopted on August 8, 2018, classified and designated 8,120,000 shares of the authorized but unissued preferred stock of the Corporation, par value $0.01 per share ("Preferred Stock"), as a single class of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Convertible Preferred Stock"), with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption: